1114 Avenue of the Americas 30th Floor New York, NY 10036 212-398-1780 Phone 212-444-7530 Fax

Ms. Angela Connell
United States
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

March 8, 2006

Dear Ms. Connell,

Please find attached the SEC comments from your attached February 16, 2006 letter (file No. 000-33487), and our responses to those comments along with exhibits.

The Company acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States of America.

I encourage you to contact Randy L. Rasmussen, Managing Director of Finance & Controller, at (212) 836-4163 or me at (212) 836-4194 if you have any questions regarding these responses.

Sincerely,

/s/ Vishal Garg
Vishal Garg
Chief Financial Officer

 MRU HOLDINGS, INC. AND SUBSIDIARIES
Revised, SEC ltr 2/16/2006

 CONSOLIDATED BALANCE SHEET

 JUNE 30, 2005

 ASSETS

2005

 CURRENT ASSETS:

 Cash and cash equivalents
$
6,894,522

 Accounts receivable
20,246

 Student loans receivable, held for sale
158,479

 Collateral deposit - student loans
250,000

 Prepaid expenses and other current assets
133,540

 Total Current Assets
7,456,787

 Fixed assets, net of depreciation
273,073

 OTHER ASSETS:

 Security deposits
392,963

 Deferred financing fees, net
177,820

 Total Other Assets
570,783

 TOTAL ASSETS
$
8,300,643

 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

 CURRENT LIABILITIES:

 Accounts payable
$
577,478

 Accrued expenses
170,775

 Accrued payroll
225,644

 Total Current Liabilities
973,897

 LONG-TERM LIABILITIES:

 Deferred origination fee revenue
7,388

 Total Long-term Liabilities
7,388

 Total Liabilities
981,285

 STOCKHOLDERS' EQUITY (DEFICIT)

 Preferred Stock, $.001 par value; 5,000,000 shares authorized and 3,250,006 shares issued and outstanding
3,250

 Common Stock, $.001 par value; 50,000,000 shares authorized,

 13,664,502 issued and outstanding
13,664

 Additional paid-in capital
13,808,134

 Accumulated deficit
(6,505,690)

 Total Stockholders' Equity (Deficit)
7,319,358

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)
$
8,300,643

 The accompanying notes are an integral part of these consolidated financial statements.

MRU HOLDINGS, INC. AND SUBSIDIARIES	Revised, SEC ltr 2/16/2006
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004 AND
THE YEARS ENDED DECEMBER 31, 2004, AND 2003

	Six Months Ended		Years Ended
	June 30,	June 30,	December 31,	December 31,
	2005	2004	2004	2003
	(Audited)	(Unaudited)	(Audited)	(Audited)

OPERATING REVENUE:
Referral income - consolidations	$238,175	$-	$-	$-
Referral income - private student loans	881	-	-	-
Loan portfolio interest income	297	-	-	-
Consulting income	-	932	8,177	2,406

Total Operating Revenue	239,353	932	8,177	2,406

COST OF SALES	224,980	-	-	-

GROSS PROFIT	14,373	932	8,177	2,406

OPERATING EXPENSES

Corporate general and administrative expenses	1,104,701	153,301	860,934	47,952
Sales and marketing expenses	791,261	34,181	298,059	-
Customer service/processing expenses	257,307	-	-	-
Technology development	855,132	1,440	218,233	-
Legal and regulatory compliance	791,011	4,650	478,408	500
Other operating expenses	247,807	7,002	-	181
Depreciation and amortization	70,595	1,092	13,782	1,547

Total Operating Expenses	4,117,814	201,666	1,869,416	50,180

NET LOSS	(4,103,441)	(200,734)	(1,861,239)	(47,774)

OTHER INCOME (LOSS)
Interest income	83,398	1,345	13,931	-
Interest expense	(67,905)	-	(22,133)	-
Other expenses	(2,000)	-	(1,992)	-
Unrealized (loss) on investment	-	(1,500)	-	(1,500)
Other gain	18,785	-	-	-

Total Other Income (Loss)	32,278	(155)	(10,194)	(1,500)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(4,071,163)	(200,889)	(1,871,433)	(49,274)
Provision for income taxes	-	-	-	-

NET (LOSS)	(4,071,163)	(200,889)	(1,871,433)	(49,274)

LESS PREFERRED STOCK DIVIDEND	(121,086)	-	-	-

LOSS APPLICABLE TO COMMON SHARES	$(4,192,249)	$(200,889)	$(1,871,433)	$(49,274)

NET LOSS PER BASIC AND DILUTED SHARES	$(0.31)	$(0.01)	$(0.14)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	13,608,511	10,300,000	13,209,331	10,300,000

The accompanying notes are an integral part of these consolidated financial statements.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) -RESTATED
FOR THE SIX MONTHS ENDED JUNE 30, 2005 (AUDITED)
AND THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (AUDITED)

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total

Balance, January 1, 2003, retroactively restated	900,000	$900	10,300,000	$10,300	$438,800	$(392,734)	$57,266

Net (loss)	-	-	-	-	-	(49,274)	(49,274)

Balance, December 31, 2003	900,000	900	10,300,000	10,300	438,800	(442,008)	7,992

Additional capital contribution					30,450		30,450

Net (loss) for the six months ended
June 30, 2004 before effects of reverse merger	-	-	-	-	-	(200,889)	(200,889)

Subtotal-June 30, 2004	-	900	10,300,000	10,300	469,250	(642,897)	(162,447)

Effects of Reverse Merger	(900,000)	(900)	629,952	629	434	-	163

Issuance of shares in conversion
of bridge loan and accrued interest	-	-	468,750	469	749,531	-	750,000

Common stock issued for cash, July 2004 - net of expenses	-	-	2,150,000	2,150	2,455,674	-	2,457,824

Common stock issued for cash, October 2004	-	-	37,500	38	59,962	-	60,000

Net (loss) for the period July 1, 2004 to December 31, 2004	-	-	-	-		(1,670,544)	(1,670,544)

Balance, December 31, 2004	-	$-	13,586,202	13,586	3,734,851	(2,313,441)	1,434,996

Issuance of preferred stock	3,250,006	$3,250	-	-	9,965,601	-	9,968,851

Exercise of warrants at $2.00 per share	-	-	40,000	40	79,960	-	80,000

Exercise of warrants at $1.60 per share	-	-	7,100	7	12,153	-	12,160

Exercise of warrants at $0.50 per share	-	-	31,200	31	15,569	-	15,600

Net (loss) for the six months
ended June 30, 2005	-	-	-	-	-	(4,192,249)	(4,192,249)

Balance, June 30, 2005	3,250,006	$3,250	13,664,502	$13,664	$13,808,134	$(6,505,690)	$7,319,358

The accompanying notes are an integral part of these consolidated financial statements.